Vsurance, Inc.

540 N Golden Circle, Suite 304

Santa Ana, California 92705

330-232-3053 – Fax 714-731-2969

January 10, 2008

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549

Re:	Vsurance, Inc.
Amendment No. 1 to Preliminary Statement of Schedule 14C
Filed December 31, 2007
File No. 0-52279

Ladies and Gentlemen:

Vsurance, Inc., a Nevada corporation (the “Company”), hereby files this correspondence and responds to your comments in your letter dated January 9, 2008.

Introduction , page 1

1.	In the last full paragraph of page 1, you list several actions, such as the election of directors and the appointment of auditors, which are not discussed in your preliminary information statement. Please revise this paragraph as necessary to remove extraneous information.

We have noted this comment and have revised the disclosure to remove extraneous information.

2.	The table on page 4 identifies 14 shareholders who hold Class E Preferred stock. However, it appears that one of the actions approved by a majority of your shareholders and which is being disclosed in the preliminary information statement is the creation of Class E Preferred stock. We also note that the percent of class column for this series appears to total 102%. Please explain.

We have noted this comment and have revised the disclosure to indicate approval for Series F preferred stock as Series E Preferred Stock was previously issued.

3.	We note that 34 shareholders voted in favor of the actions described in the preliminary information statement. We also note your statement on page 4 that these shareholders brought forth the recommended actions discussed in the preliminary information statement without any form of solicitation. Please provide us with a description of the manner in which the consent of the 34 shareholders was obtained.

We have noted this comment and have revised the disclosure to include the following:

These shareholders collectively, whom represent a majority of the issued and outstanding voting capital stock communicated to the board of directors and CEO, by themselves without any solicitation by or from the company though telephone communications, the need and immediate necessity for the Company to file a reverse stock split, name change and article amendment in light of the recent stock decline and pending foreclosure by senior lender.

Table footnote

*	The persons listed above are not officers, directors, or affiliates of the Company (Vsurance) and do not participate in any operations. The action taken pursuant to a Written Consent of the Majority Stockholders of the Company was as follows: The name of the Company was changed to Ensurapet, Inc., approval of an amendment to the Articles of Incorporation to increase the authorized shares of preferred stock from 20,100,000 to 21,100,000, par value $.001 and approval of the establishment of an additional class of preferred shares. Class F, that converts 1:50; that is for every one share of preferred class F share equals 50 common shares; and approved a one for one thousand reverse stock split, to be effective as of the filing of an amendment to the Company’s Articles of Incorporation with the Nevada Secretary of State.

In effect, these shareholders, as previous investors and as a prelude to any discussion to further future funding, required the above actions.

Interest of Certain Persons in or Opposition to Matters to be Acted Upon, page 5

4.	It appears that you have included this information to comply with Item 3 of Schedule 14C. In accordance with Item 3, please briefly describe the interests in the matters to be acted upon of the shareholders listed in the table on the bottom of page 5.

We have noted this comment and have revised the disclosure to describe the interests in the matters to be acted upon of the shareholders listed in the table on the bottom of page 5.

Material Terms of the Reverse, page 12

5.	In the third sentence of the first full paragraph on page 13, you state that after the reverse split and the "conversion of all preferred stock to common," you will have one class of equity stock—i,e, common stock—remaining. This statement contradicts other information in the preliminary information statement, specifically the facts that you do not currently have any preferred stock that is convertible into common stock and, after the reverse split, you will have two additional classes of equity stock available, Class E and Class F Preferred. Please rectify these inconsistencies in your filing.

We have noted this comment and have revised the disclosure as follows:

As of December 27, 2007, there are 52,750,258 shares of common stock issued and outstanding. The immediate effect of the Reverse Split will be to reduce the number of presently issued and outstanding shares of Common Stock from approximately 52,750,258 to approximately up to 52,750. The Company, after this Reverse Split shall have 12,502,750 issued and outstanding preferred and common shares, which leaves 487,497,250 shares available for issuance following the Reverse Split.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from talking any action with respect to the fling; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

/s/ W. Russell Smith
W. Russell Smith CEO